PUBLICATION OF SUPPLEMENT

UNILEVER PLC

Released 15:03:22 31 July 2025

RNS Number : 4635T
Unilever PLC
31 July 2025

Unilever PLC
Publication of Supplement

The following Supplement has been approved by the Financial Conduct
available for viewing:

*Supplement dated 31 July 2025 (the "**Supplement**") relating to the U.S.$25,(
Issuance Programme of Unilever Finance Netherlands B.V., Unilever Capital
Unilever PLC (as Issuers) and Unilever PLC and Unilever United States, Inc. (as G*

The Supplement should be read and construed in conjunction with
Memorandum dated 16 May 2025 (the "**Information Memorandum**").

To view the Supplement, and the document incorporated by reference ther
the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4635T_2-2025-7-31.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4635T_1-2025-7-31.pdf

The full documents will be submitted to the National Storage Mechanism a
available for inspection at
https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

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For further information, please contact:
Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be add
targeted at persons who are residents of particular countries (specified in
Memorandum) only and is not intended for use and should not be relied upo
outside these countries and/or to whom the offer contained in the Su
addressed. Prior to relying on the information contained in the Supplement, yo
from the Information Memorandum whether or not you are one of the intend
the information contained therein.

Your right to access this service is conditional upon complying with the above

Forward-looking statements

This announcement may contain forward-looking statements. Words su
'anticipates', 'intends', 'believes' or the negative of these terms and other simi
future performance or results and their negatives are intended to identify such
statements. These forward-looking statements are based upon current e
assumptions regarding anticipated developments and other factors affec
Group. They are not historical facts, nor are they guarantees of future perfor
these forward-looking statements involve risks and uncertainties, there are i
that could cause actual results to differ materially from those expressed or
forward-looking statements.

END